

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2012

Via E-mail
Ian Toews
Chief Executive Officer
Vampt America, Inc.
2212 Queen Anne Avenue N.
Seattle, Washington 98109

> **Re:** **Vampt America, Inc. (fka Coronado Corp.)**
> **Amendment to Form 8-K**
> **Filed October 1, 2012**
> **File: 000-53998**

Dear Mr. Toews:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Pro Forma Financial Statements, page F-1

Note 2 - Pro Forma Adjustments to Balance Sheet and Statement of Operations, page F-4

1. We note your response to comment three in our letter dated September 13, 2012, indicating that the pro forma loss per share was based on Coronado's pre-merger weighted average number of common shares outstanding as you believe that shares issued to Vampt on March 31, 2012 would have no impact to the calculation. While the adjustments to the pro forma balance sheet should be presented as if the transaction occurred on the balance sheet date, adjustments to the pro forma income statement should be presented as if the transaction occurred at the start of the period. Accordingly, for transactions involving the issuance of securities, the number of shares used in the

calculation of the pro forma per share data should be based upon the weighted average number of shares outstanding during the period adjusted to give effect to shares subsequently issued or assumed to be issued had the particular transaction or event taken place at the beginning of the period presented. Please revise your pro forma loss for share for the year ended December 31, 2011 and the three months ended March 31, 2012 accordingly.

2. Where pro forma adjustments are presented on a combined basis on the face of the financial statements, please revise the applicable explanatory note(s) to disaggregate the various transactions to facilitate an investor's understanding of each adjustment. For example, please revise the explanations of the adjustments to common stock and additional paid-in capital to clarify the amounts that have been combined or netted in the presentation of the amount of the adjustment.

You may contact Joanna Lam, Staff Accountant, at (202) 551-3476, or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3795, with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Jenna Virk, Esq.